News Release
                      Kansas City, Missouri
                        September 23, 1997


Shareholders of Interstate Bakeries Corporation (NYSE-IBC) at its
Annual Shareholder's Meeting held in Kansas City, Missouri on
September 23, 1997 approved the following:

     1.   The election of Charles A. Sullivan and Leo Benatar as
          Directors of the Company for three-year terms.

     2. An amendment to the Company's Restated Certificate of Incorporation increasing the authorized shares from 61,000,000, consisting of 60,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share, to 121,000,000 shares, consisting of 120,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share.

     3. The appointment of Deloitte & Touche LLP as independent auditors for fiscal year ending May 30, 1998.

Following the Shareholder's Meeting, the Company's Board of Directors declared a two-for-one stock split effected in the form of a stock dividend payable November 3, 1997 to stockholders of record of the Company's Common Stock at the close of business October 15, 1997, and increased the quarterly cash dividend to $0.14 per share on a pre-split basis, payable November 3, 1997, to stockholders of record at the close of business October 15, 1997.

Interstate Bakeries Corporation, through its operating subsidiary, Interstate Brands Corporation, is the nation's largest wholesale baking company with 67 bread and cake bakeries located in strategic markets from coast-to-coast. The Company is headquartered in Kansas City, Missouri.

For information on the Company, please contact:
Ray Sandy Sutton
Vice President, General Counsel
  and Corporate Secretary
Interstate Bakeries Corporation
12 East Armour Boulevard
Kansas City, MO  64111
(816) 502-4000